UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

October 3, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2013

Havant, UK — October 3, 2013 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the third fiscal quarter ended August 31, 2013. Revenues for the third quarter were $217.3 million, a decrease of 21% compared to revenues of $275.7 million for the same period in the prior year. The decline year over year was principally related to the continued reduction in revenue from NetApp with the current program coming to an end in our current quarter as previously announced.

For the third quarter, GAAP net income was $2.4 million, or $0.08 per diluted share, compared to GAAP net income of $7.7 million, or $0.28 per diluted share, in the same period last year. Non-GAAP net income was $5.9 million, or $0.21 per diluted share, compared to non-GAAP net income of $10.3 million, or $0.37 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the third quarter was 20.9%, compared to 18.5% in the same period last year and 22.0% in the prior quarter. The increase from last year primarily reflected a favorable variation in customer and product mix in our Enterprise Data Storage Solutions product segment. The decrease from the prior quarter primarily reflected a variation in product mix in our Hard Disk Drive (HDD) Capital Equipment segment.

Today, the Company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, unchanged from the prior quarter. The dividend will be payable on November 1, 2013 to shareholders of record as of the close of business on October 17, 2013. This dividend represents a quarterly payout of approximately $2.1 million in aggregate, or $8.4 million on an annualized basis.

“Our third quarter results were at the higher end of our expectations, reflecting lower overall expenses and approximately $5 million of revenue from the HDD Capital Equipment business which had previously been planned for the fourth quarter. I am encouraged by the improvements in our customer relationships and our investments in technology, specifically around cloud and flash, and the opportunities that I believe will be created as a result. In our Enterprise Data Storage Solutions business, we recently introduced our 12Gb/s SAS technology into our Onestor line of enterprise class modular storage enclosure. This first-to-market technology has recently been accepted as the next generation technology by one of our significant Tier 1 customers, which is a significant opportunity for Xyratex,” said Ernie Sampias, CEO, “Within our Clusterstor product line, we achieved a number of design wins during the third quarter in vertical markets including academia, oil and gas and the financial sector. Our HDD Capital Equipment business continues to work very closely with our HDD partners. I am encouraged with the opportunities that are being created as a result of these partnerships such as technologies that support higher capacity HDDs.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the fourth fiscal quarter of 2013 is projected to be in the range of $190 million to $220 million.

•                  Fully diluted earnings (loss) per share is anticipated to be between a loss of $0.09 and earnings of $0.15 on a GAAP basis in the fourth quarter. On a non-GAAP basis,fully diluted earnings (loss) per share is anticipated to be between a loss of $0.04 and earnings of $0.20. Anticipated non-GAAP earnings (loss) per share in our fourth quarter excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday October 3, 2013.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 543-6403
Outside the United States	(617) 213-8896
Passcode	90934976

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through October 10, 2013 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	48412946

(1) Non-GAAP net income and diluted earnings per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b), (d) the recognition of a Malaysia deferred tax asset in the first quarter of fiscal 2012 and (e) the tax expense resulting from a reduction in the deferred tax asset caused by a fall in U.K. tax rates. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable

GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (d) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed and (e) the impact of the reduction in U.K. tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset which is expected to reduce over time.

Safe Harbor Statement

This press release contains forward-looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings (loss) per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 001-35766). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and HDD capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: brad_driver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended,
	August 31,	August 31,	August 31,	August 31,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)

Revenues	$217,282	$275,670	$629,064	$893,452
Cost of revenues	171,783	224,653	499,098	736,121
Gross profit	45,499	51,017	129,966	157,331

Operating expenses:
Research and development	23,610	25,308	73,805	77,231
Selling, general and administrative	16,418	17,192	51,133	50,925
Restructuring costs	1,073	—	2,815	—
Amortization of intangible assets	557	617	1,605	2,537
Total operating expenses	41,658	43,117	129,358	130,693
Operating income	3,841	7,900	608	26,638
Interest income, net	80	283	207	623
Income before income taxes	3,921	8,183	815	27,261
Provision for income taxes	1,571	437	655	1,658
Net income	$2,350	$7,746	$160	$25,603

Net earnings per share:
Basic	$0.09	$0.29	$0.01	$0.93
Diluted	$0.08	$0.28	$0.01	$0.90

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,558	27,171	27,439	27,674
Diluted	27,876	27,764	27,855	28,423

Cash dividends declared per share	$0.08	$0.08	$2.23	$0.22

Comprehensive income (loss):
Net income	$2,350	$7,746	$160	$25,603
Unrealized gain (loss) on forward foreign currency contract	(259)	885	(2,308)	627
Reclassification of loss into net income	183	374	385	710

Total comprehensive income (loss)	$2,274	$9,005	$(1,763)	$26,940

XYRATEX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2013	2012
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$79,416	$117,174
Accounts receivable, net	127,580	132,917
Inventories	149,525	171,605
Prepaid expenses	5,233	3,134
Deferred income taxes	205	228
Other current assets	7,831	7,121
Total current assets	369,790	432,179
Property, plant and equipment, net	41,076	40,194
Intangible assets, net	14,725	14,975
Deferred income taxes	25,977	23,929
Total assets	$451,568	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$87,393	$82,125
Employee compensation and benefits payable	16,637	17,961
Deferred revenue	13,390	18,521
Income taxes payable	938	369
Other accrued liabilities	18,713	17,767
Total current liabilities	137,071	136,743
Long-term debt	—	—
Total liabilities	$137,071	$136,743

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,558 and 27,024 issued and outstanding	$276	$270
Additional paid-in capital	313,887	354,593
Accumulated other comprehensive income (deficit)	(1,060)	863
Accumulated income	1,394	18,808
Total shareholders’ equity	314,497	374,534
Total liabilities and shareholders’ equity	$451,568	$511,277

XYRATEX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended,
	August 31,	August 31,
	2013	2012
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$160	$25,603
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,998	12,528
Amortization of intangible assets	1,605	2,537
Non-cash equity compensation	1,898	5,048
Loss on sale of assets	—	1,183
Deferred income taxes	(1,414)	171
Changes in assets and liabilities, net of impact of acquisitions and divestitures:
Accounts receivable	5,337	57,537
Inventories	22,080	(44,928)
Prepaid expenses and other current assets	(3,960)	2,395
Accounts payable	5,268	(63,823)
Employee compensation and benefits payable	(1,324)	(5,395)
Deferred revenue	(5,131)	16,658
Income taxes payable	569	178
Other accrued liabilities	(437)	(3,634)
Net cash provided by operating activities	36,649	6,058

Cash flows from investing activities:
Investments in property, plant and equipment	(12,880)	(11,568)
Payment for acquisition of intangible assets	(1,355)	(3,500)
Net cash used in investing activities	(14,235)	(15,068)

Cash flows from financing activities:
Proceeds from issuance of shares	—	661
Repurchase of shares	—	(13,600)
Dividends to shareholders	(60,172)	(7,504)
Net cash used in financing activities	(60,172)	(20,443)
Change in cash and cash equivalents	(37,758)	(29,453)
Cash and cash equivalents at beginning of period	117,174	132,630
Cash and cash equivalents at end of period	$79,416	$103,177

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$2,350	$7,746	$160	$25,603

Amortization of intangible assets	557	617	1,605	2,537
Equity compensation	1,226	1,203	1,898	5,048
Tax effect of above non-GAAP adjustments	(357)	(482)	(753)	(1,924)
Effect of changes in tax rates	2,104	1,239	2,104	1,239
Malaysia deferred tax asset recognized	—	—	—	(1,489)

Non-GAAP net income	$5,880	$10,323	$5,014	$31,014

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.08	$0.28	$0.01	$0.90

Amortization of intangible assets	0.02	0.02	0.06	0.09
Equity compensation	0.04	0.04	0.07	0.18
Tax effect of above non-GAAP adjustments	(0.01)	(0.02)	(0.03)	(0.07)
Effect of changes in tax rates	0.07	0.04	0.08	0.04
Malaysia deferred tax asset recognized	—	—	—	(0.05)

Diluted non-GAAP earnings per share	$0.21	$0.37	$0.18	$1.09

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$160,973	$223,380	$506,861	$773,908
HDD Capital Equipment	56,309	52,290	122,203	119,544
Total	$217,282	$275,670	$629,064	$893,452

Gross profit:
Enterprise Data Storage Solutions	$29,323	$34,370	$92,317	$126,839
HDD Capital Equipment	16,264	16,872	37,797	31,177
Equity compensation	(88)	(225)	(148)	(685)
Total	$45,499	$51,017	$129,966	$157,331

Summary Of Equity Compensation

Cost of revenues	$88	$225	$148	$685
Research and development	330	403	409	1,778
Selling, general and administrative	808	575	1,341	2,585

Total equity compensation	$1,226	$1,203	$1,898	$5,048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: October 3, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer